Exhibit 99.89

Amaya initiates strategic review of Cadillac Jack

MONTREAL, Oct. 20, 2014 /CNW/ - Amaya Gaming Group Inc. (“Amaya” or the “Corporation”) (TSX: AYA) today announced that it has initiated a strategic review process to explore alternatives for Amaya’s B2B land-based gaming solutions business, Cadillac Jack Inc. (“Cadillac Jack”). The strategic review will consider various alternatives for the company identified by Amaya’s and Cadillac Jack’s executive management, with the fundamental objective of expediting Cadillac Jack’s growth strategy and maximizing value for Amaya’s shareholders.

“In light of recent consolidation within the gaming machine supplier industry, we believe that this is an appropriate time to review and evaluate potential strategic alternatives for Cadillac Jack that may further maximize value for our shareholders,” said David Baazov, Chairman and Chief Executive Officer of Amaya.

“Cadillac Jack has matured greatly as a company under Amaya’s ownership. We have developed a robust product library and enhanced our operational efficiencies. We will now consider alternatives that will accelerate our market expansion and add value to our current and prospective customers,” said Mauro Franic, Chief Operating officer of Cadillac Jack.

Amaya has engaged Macquarie Capital and Deutsche Bank Securities Inc. as co-financial advisors to assist the Corporation with the strategic review of Cadillac Jack.

There can be no assurance that the Corporation’s strategic review process will result in the consummation of any specific action. There is no defined timeline for the strategic review and the Corporation does not intend to disclose additional information or further developments with respect to this process unless and until Amaya’s Board of Directors reviews and approves a specific action or otherwise deems further disclosure is appropriate or required.

ABOUT CADILLAC JACK

Cadillac Jack, a wholly owned subsidiary of Amaya, is a leading supplier of products and technology to the global regulated gaming market. Cadillac Jack provides electronic games and systems to the Class II, Class III and commercial gaming markets in the US, Mexico, and other select international jurisdictions. The company designs, manufactures, and markets a comprehensive range of products that include server-based and stand-alone video reel slots, wide area and multi-level progressives, and slot management systems. In addition to its North America headquarters in the metro Atlanta area (Duluth, GA), Cadillac Jack maintains international sales and service locations throughout Mexico. More information may be found at www.cadillacjack.com.

ABOUT AMAYA

Amaya is the owner of the Rational Group, which owns and operates gaming and related businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions and poker programming created for television and online audiences. In addition to operating two of the largest online poker sites, Rational Group is the largest producer of live poker events around the world. Amaya also provides interactive and physical gaming solutions to the regulated gaming industry. For more information please visit www.amayagaming.com.

DISCLAIMER IN REGARDS TO FORWARD-LOOKING STATEMENTS

Certain statements included herein, including those that express management’s expectations or estimates of our future performance constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward looking statements. Except as required by law, the Corporation does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939EF

For further information:

Tim Foran

Director, Investor Relations

+1.416.545.1325

ir@amayagaming.com

CO: Amaya Gaming Group Inc.

CNW 15:30e 20-OCT-14